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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

             For the Month Ended               Commission file number
             December 31, 2003                 0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                               Form 40-F
                            -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                         No   X
                      -----                                      -----

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

                           Total number of pages is 4

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          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).


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[SAND TECHNOLOGY LOGO]

                                    Media:                 Investor Relations:
                                    Robert Thompson,
                                    Sand Technology        de Jong & Associates
                                    pr@sand.com            sndt@dejong.org
                                    -----------
                                    +(1) 401/882-3538      +(1) 760/943-9065

PRESS RELEASE

               SAND TECHNOLOGY ANNOUNCES SHARE REPURCHASE PROGRAM

MONTREAL, DECEMBER 17TH, 2003 - SAND Technology Inc. (SNDT) announced today that its Board of Directors has authorized a share repurchase program under which it may repurchase its Class A Common Shares from December 22, 2003 to December 22, 2004, subject to regulatory approval if applicable. The program would enable SAND Technology to repurchase up to a maximum of 654,710 of its outstanding Common Shares, being just less than 5% of such shares issued and outstanding as of December 16, 2003.

Under the plan, all purchases of Common Shares will be made in the discretion of the management of SAND Technology and will be made in the open market or privately negotiated transactions from time to time in compliance with the Securities and Exchange Commission's Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. The repurchase plan does not obligate Sand Technology to acquire any specific number of shares and may be suspended at any time. The price, which Sand Technology will pay for the Common Shares acquired by it, will be the market price of the Common Shares at the time of acquisition.

SAND Technology presently believes that the current market value of its Common Shares does not adequately reflect the value of its business and its future business prospects. As a result, Sand Technology believes that its outstanding Common Shares represent an attractive investment and an appropriate and desirable use of its available funds.

SAND Technology has no special arrangement with any of its shareholders to repurchase their shares. To the knowledge of Sand Technology, no director, officer or other insider of SAND Technology, associate of an insider of SAND Technology or associate or affiliate of SAND Technology intends to sell Common Shares of SAND Technology during the period of the issuer bid.

ABOUT SAND TECHNOLOGY(TM)

SAND Technology empowers organizations worldwide with a better understanding of their business through a better understanding of their business data. SAND Analytic Server-based solutions include CRM analytics, web analytics, and other specialized "Business Intelligence" applications for government and security, healthcare, customer relationship (CRM) analytics, supply chain management, inventory and production optimization, financial analysis, and strategic planning.

SAND has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information, visit www.sand.com
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All Rights Reserved. SAND Technology, Nucleus, Nucleus Server, N: VECTOR,
Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of SAND Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED! , Nucleus E!, Nucleus Adviser, SAND Analytic Server, SAND Analytic Warehouse, and Analytics @ the Speed of Business are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas including our new business model, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the SAND Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect SAND's financial results is included in SAND's current Annual Report and in SAND's reports to the Securities and Exchange Commission.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SAND TECHNOLOGY INC.



December 17, 2003                           (s) ARTHUR RITCHIE
                                            ------------------------------------
                                            Arthur Ritchie
                                            Chairman of the Board, President
                                            and Chief Executive Officer




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